UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 February 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2012 FULL YEAR RESULTS

Year ended 31 December	2012	2011	% change
	€ m	€ m
Sales revenue	18,659	18,081	Up 3%
EBITDA*	1,640	1,656	Down 1%
Operating profit (EBIT)*	845	871	Down 3%
Profit on disposals	230	55
Finance costs	(289)	(257)
Associates' results, net of impairment	(112)	42
Profit before tax	674	711	Down 5%
	€ cent	€ cent
Earnings per share	76.5	82.6	Down 7%
Cash earnings per share	206.8	194.0	Up 7%
Dividend per share	62.5	62.5	Maintained

*  EBIT (earnings before interest and tax) and EBITDA (earnings before interest, tax, depreciation, amortisation and impairment charges) exclude profit on disposals and CRH's share of associates' profit after tax.

Myles Lee, Chief Executive, said today:

"Results for 2012 reflect progress from CRH's Americas operations helped by a strong recovery in residential construction and improving overall economic activity in the United States. In contrast, our European businesses had to contend with weakening consumer and investor confidence within the Eurozone.

Assuming no major financial or energy market dislocations, we expect that ongoing improvements in our businesses in the Americas combined with further profit improvement initiatives throughout our operations will outweigh continuing trading pressures in our European segments, enabling the Group to achieve progress in 2013."

Financial Highlights

• Sales up 3% to €18.7 billion; EBITDA of €1.64 billion, ahead of November guidance

• Americas sales up 15% and EBITDA up 12% to €0.85 billion

• European sales down 7% and EBITDA down 12% at €0.79 billion

• Continuing tight management of working capital and capital expenditure

• Net debt down €0.5 billion to under €3 billion; net debt to EBITDA cover of 1.8x

• One of the strongest balance sheets in the global building materials sector

• Dividend per share maintained at 62.5c

Operational Highlights

• Continued focus on cost management; cost savings of €166 million delivered in 2012

• Cumulative annualised cost savings of €2.2 billion since 2007, over 40% permanent in nature

• Further cost reductions of approximately €0.3 billion in three-year period to 2015

• Acquisitions/investment activity of €0.65 billion

• Active portfolio management; proceeds of €0.86 billion from disposals

Announced Tuesday, 26 February 2013

2012 FULL YEAR RESULTS

OVERVIEW

Sales revenue for 2012 at €18.7 billion showed an increase of 3%. Underlying like-for-like sales fell 2% comprising a 3% increase in the Americas outweighed by a 6% decline for European operations.

EBITDA amounted to €1,640 million, a 1% decline compared with the €1,656 million reported for 2011; the Interim Management Statement on 13 November 2012 had indicated that EBITDA would be in the order of €1.6 billion. EBITDA is stated after charging costs of €60 million (2011: €61 million) associated with the Group's ongoing restructuring efforts.

Depreciation and amortisation charges amounted to €795 million (2011: €785 million), including impairment charges of €28 million (2011: €21 million) relating to subsidiaries and joint ventures.

Operating profit fell 3% to €845 million (2011: €871 million) after combined restructuring and impairment charges of €88 million (2011: €82 million).

Total profits on disposals increased to €230 million (2011: €55 million), reflecting the benefit of a €187 million gain on sale of businesses in 2012, mainly arising on the Secil and Magnetic Autocontrol divestments.

The Group's share of associates' results was a negative €112 million, reflecting an impairment charge of €146 million related to our Spanish associate Uniland.

Profit before tax of €674 million (2011: €711 million) and earnings per share of 76.5c (2011: 82.6c) were both, as indicated in the November update, lower than last year.

Excluding the €187 million (2011: €27 million) gain on business disposals, and total impairment costs of €174 million (2011: €32 million), adjusted 2012 EPS of 74.7c was 10% behind last year (adjusted 2011: 83.3c).

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of associates' results is included as a single line item in arriving at Group profit before tax.

Note 3 on page 15 analyses the key components of 2012 performance.

DIVIDEND

The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2011. This gives a total dividend of 62.5c for the year, maintained at last year's level. It is proposed to pay the final dividend on 13 May 2013 to shareholders registered at the close of business on 8 March 2013. A scrip dividend alternative will be offered to shareholders.

DEVELOPMENT AND PORTFOLIO REVIEW

The €0.65 billion of development activity during the year reflects CRH's long-term, value-based approach to developing the Group's balanced portfolio.  Excluding net deferred payments, spend for 2012 amounted to €526 million (2011: €610 million) on a total of 36 bolt-on transactions which will contribute annualised sales of approximately €680 million, of which €274 million has been reflected in our 2012 results. Our pipeline of acquisition opportunities remains healthy.

Expenditure of €256 million in the first half of 2012 included 18 acquisition and investment initiatives which strengthened our existing market positions and added valuable and well-located aggregates reserves. The second half of the year saw a step-up in the level of development activity with 18 transactions at a total cost of  €390 million (€270 million cash spend excluding deferred payments),  with the largest transaction being  a majority stake in Trap Rock Industries, an integrated aggregates and asphalt business in New Jersey.

Total proceeds from completed disposals in 2012 amounted to €859 million. The major disposals were the divestment in May 2012 of our 49% stake in Portuguese cement producer Secil and the sale in April of our wholly-owned Magnetic Autocontrol business. The sales impact of these disposals, and of the 2011 disposal of Europe Products' Insulation and Climate Control businesses, was €389 million in 2012.

COST REDUCTION PROGRAMME

Our cost reduction initiatives, aimed at scaling our capacity and managing our costs to match shifting demand patterns across our businesses, delivered incremental savings of €166 million in 2012; this brings cumulative annualised savings under the cost reduction programme to approximately €2.2 billion since 2007, of which over 40% is permanent in nature. We remain resolute in managing our cost base, and as already announced, are targeting further cost reductions of approximately €0.3 billion in the three-year period to the end of 2015.

During 2012 we incurred costs of €60 million in implementing the savings, bringing the cumulative total cost of implementation of the programme to €488 million.

FINANCE

Total net finance costs of €289 million included discount unwinding and pension-related financial expenses of €31 million (2011: €28 million). Interest on net debt increased to €258 million (2011: €229 million), due to the stronger US Dollar, the ending of interest capitalisation on major cement plant projects, the additional cost of our early-2012 €500 million bond issue and lower interest income.

The tax charge of €120 million for the year (2011: €114 million) equated to an effective tax rate (tax charge as a % of pre-tax profit) of 17.8%, compared with a 16.0% rate in 2011.

Year-end net debt of just under €3 billion was €0.5 billion lower than December 2011. Net debt to EBITDA cover improved to 1.8x (2011: 2.1x) and, based on net debt-related interest costs, EBITDA/interest cover for the year was 6.4x (2011: 7.2x). The Group remains in a very strong financial position with €1.8 billion of cash and cash equivalents and liquid investments at year-end; 98% of the Group's gross debt was term/bond debt or drawn under committed term facilities, 86% of which mature after more than one year. Undrawn committed facilities at 31 December amounted to €1.8 billion.

The combination of strong debt metrics, significant liquidity, and a well-balanced profile of debt maturities over the coming years means that CRH continues to have one of the strongest balance sheets in the global building materials sector.

OUTLOOK

After a slower second quarter, GDP in the United States picked up strongly in the third quarter of 2012. However, some once-off factors contributed to a weaker final quarter with GDP growth currently estimated at approximately 2% for 2012 as a whole. Despite this variable pattern, we believe that the fundamentals are in place for continued positive momentum in the US economy in 2013, although the moderate fiscal tightening resulting from payroll tax increases may weigh somewhat on first-half economic growth.  Against this backdrop we expect our Americas operations to show progress in 2013.

In contrast to the United States, economic growth in Europe turned negative in the second quarter and full-year GDP growth for the European Union as a whole is estimated to have fallen slightly. Current forecasts suggest only modest growth at best for 2013. On the positive side, however, the strong commitment from the European Central Bank to providing support for peripheral Eurozone economies has resulted in a more stable financial backdrop which is encouraging from a confidence building perspective and is an essential prerequisite for European economic recovery. Nevertheless, 2013 will be another challenging year for our European Divisions with significant actions, as already announced, being implemented to counteract market weakness.

Assuming no major financial or energy market dislocations, we expect that ongoing improvements in our businesses in the Americas combined with further profit improvement initiatives throughout our operations will outweigh continuing trading pressures in our European segments, enabling the Group to achieve progress in 2013.

EUROPE MATERIALS
	%			Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-10%	2,685	2,985	-300	-222	+78	-182	-	+26
EBITDA	-7%	405	436	-31	-11	+14	-40	+6	-
Operating profit	-7%	246	264	-18	-8	+9	-24	+6	-1
EBITDA/sales		15.1%	14.6%
Op.profit/sales		9.2%	8.8%
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €13 million (2011: €19 million)
Gains from CO2 trading were €31 million (2011: €38 million)					No impairment charges were incurred (2011: nil)
Pension curtailment gains were €30 million (2011: €12 million)

A slowdown in construction activity in central Europe together with continuing declines in western and southwestern Europe resulted in a reduction of 7% in like-for-like sales. The impact of divestments during the year exceeded contributions from acquisitions, and both EBITDA and operating profit were lower than last year.

The results reported above include gains from pension curtailments and CO2 trading. Despite lower volumes, margins excluding these gains, (which are also excluded from the regional comments below), were similar to 2011 reflecting the benefit of our continued focus on cost containment and efficiency measures.

Development spend of €103 million comprised four acquisitions/investments, the most significant of which were the acquisition of a readymixed concrete and concrete products business in Finland together with further investment in our associate Yatai Building Materials as it continued to expand its presence in northeastern China. The divestment of the Group's 49% holding in Secil in Portugal was completed in May.

Central and Eastern Europe (40% of EBITDA)

Construction activity in Poland contracted during 2012, reflecting completion of projects associated with the June 2012 European football championship and a sharp decline in infrastructure road projects as a number of contractors experienced financial difficulties. Notwithstanding this, construction activity in infrastructure remained at a level consistent with 2011. The residential market continued to be sluggish with the tightening of mortgage lending criteria and some weakening in residential prices. While national cement volumes for the year were down 17%, our volumes declined by 11%. Pricing remained under pressure throughout the year in most of our product lines and overall operating profit declined. In Ukraine, the strong increase in cement volumes in the first half was reversed in the second half of the year, affected by the completion of European football championship projects and the national cement market finished down 5% compared with 2011. However, with the benefit of our new cement plant and the acquisition in Odessa that was completed in 2011, our volumes increased by 32% and operating profit improved significantly due to better pricing and our low cost producer advantage.

Switzerland, Finland, Benelux (45% of EBITDA)

Overall construction spend in Switzerland was up slightly in 2012. The downstream businesses of aggregates and readymixed concrete remained strong; however, cement volumes were down 8% due mainly to poor weather in the early part of the year. Sales prices, particularly in cement, remained under pressure due to the strong Swiss Franc, and operating profit was lower than 2011. In Finland, construction output declined in 2012 mainly due to lower residential starts, and our cement volumes declined by 6%. While our businesses delivered price increases in cement, aggregates and readymixed concrete, operating profit was lower than in 2011. In the Benelux our readymixed concrete and aggregates business in the Netherlands was impacted by a 7% decline in construction activity levels and operating profit was lower than in 2011. In Belgium, the cement grinding business acquired in mid-2011 performed somewhat behind expectations.

Ireland, Spain (5% of EBITDA)

Construction activity in Ireland continued to fall with domestic cement volumes 17% lower than in 2011. Our cost and capacity reduction programmes continued during the year and with this lower cost base, operating losses reduced. In Spain, while construction activity fell by a further 30% with declines across all sectors, with the benefit of the significant cost reduction initiatives implemented in prior years our results were in line with 2011.

Eastern Mediterranean, Asia (10% of EBITDA)

In Turkey, while domestic volumes for our 50% joint venture in the Aegean region were in line with 2011, export volumes increased, resulting in a total volume increase of 3%; however, operating profit was lower due mainly to domestic pricing pressure in the second half. Cement volumes in our 50% joint venture in Southern India increased as the business continued to broaden its market scope; while selling prices also improved, higher input and transport costs resulted in an operating profit similar to 2011. In China a general slowdown in residential, non-residential and infrastructure construction saw a year-on-year decline of 21% in cement demand across the northeast region and consequently profits were lower.

EUROPE PRODUCTS
	%			Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	-6%	2,481	2,648	-167	-111	+125	-207	-	+26
EBITDA	-22%	152	194	-42	-51	+15	-6	-3	+3
Operating profit	-73%	18	66	-48	-48	+9	+1	-12	+2
EBITDA/sales		6.1%	7.3%
Op.profit/sales		0.7%	2.5%
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €27 million (2011: €24 million)
Pension curtailment gains were nil (2011: €17 million)					Impairment charges of €24 million were incurred (2011: €15 million)

Europe Products experienced very difficult trading conditions in 2012. In particular, the first quarter was significantly impacted by an extremely harsh winter and Eurozone economic difficulties continued to affect business confidence, especially in the Netherlands. Although the negative trend eased somewhat in the second half of the year, overall like-for-like sales were down 4% on 2011. In response to these difficult trading conditions, we implemented significant cost reductions, rationalisation and plant closures.

Acquisition spend for the year amounted to €151 million on a total of four transactions, of which the largest was the acquisition of a European repair, maintenance and improvement-oriented Shutters & Awnings business in Germany. The divestments impact above mainly reflects the sale in 2011 of our Insulation and Climate Control businesses together with the disposal in 2012 of our German based Access Controls business.

Concrete Products (50% of EBITDA)

Concrete Products was significantly affected by difficult trading conditions in the Netherlands, Germany, Belgium and France, but the impact was partly offset by improvements in Denmark and Eastern Europe. Further significant cost reduction initiatives have been implemented across all activities and countries. Lower trading combined with restructuring costs resulted in operating profit falling significantly below last year.

The Architectural operations (tiles, pavers, and blocks) were negatively impacted by the deteriorating market backdrop in the Netherlands, Belgium and France. Sales were lower than in 2011 due to continuing weak consumer confidence and lower government spending in landscaping and civil network products in France, in particular. Despite lower sales and operating profit compared with 2011, our German landscaping activities performed better than expected given the challenging market conditions. Our Structural business experienced very difficult market conditions in the Netherlands where residential and non-residential construction activity declined. Further restructuring initiatives were announced and are being implemented in order to adjust our cost base and production footprint to the changed market conditions. In Belgium, we also saw a negative impact on sales and operating profit due to continuing market deterioration, but this was partly offset by the continued strong performance of our specialities business, which supplies the residential, industrial and agricultural sector. Our business in Denmark continued to perform strongly and showed further improvement in operating profit compared with last year. Trading conditions for our activities in Eastern Europe, especially Hungary and Poland, showed improvement and operating profit increased.

Clay Products (10% of EBITDA)

Both new and repair and maintenance activity declined in the United Kingdom in 2012 and industry brick volumes were down 3% versus last year. While we also saw lower volumes at our UK brick business we achieved higher average prices and, excluding the pension curtailment gain in 2011, operating profit was maintained broadly in line with last year. Difficult trading conditions were experienced in Mainland Europe, with particularly challenging markets in the Netherlands. This resulted in lower overall sales and operating profit for our Clay business.

Lightside Building Products (40% of EBITDA)

Lightside Building Products activities also showed a decline compared with 2011 but not to the same extent as our Concrete and Clay Product activities. The Outdoor Security business was negatively impacted by the very difficult trading conditions across Europe and sales and operating profit in the Netherlands, Germany, France and the UK declined. However, the performance of our Nordic and Mobile Fencing activities was broadly in line and Germany in particular has begun to benefit from restructuring activities started in 2011. During 2012, our footprint in the attractive RMI-focused Shutters & Awnings segment was significantly expanded by an acquisition in Germany. The underlying Shutters & Awnings business in the Netherlands was impacted by negative economic sentiment and operating profit, while still at satisfactory levels, was lower than  2011. In Construction Accessories operating profit was lower due to strong price competition in Mainland European markets. In contrast, the UK market experienced increased levels of activity in the London area. Our activities in China, after a difficult start, are making progress. In April 2012, we acquired a business in southeast Asia, expanding our footprint in this developing region.

EUROPE DISTRIBUTION
	%			Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	-5%	4,140	4,340	-200	-294	+65	-	-	+29
EBITDA	-14%	230	267	-37	-42	+2	-	+1	+2
Operating profit	-19%	154	190	-36	-42	+1	-	+3	+2
EBITDA/sales		5.6%	6.2%
Op.profit/sales		3.7%	4.4%
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €3 million (2011: €4 million)
					No impairment charges were incurred (2011: €2 million)

Adverse weather conditions in the early months of 2012 combined with weaker market demand in the Netherlands and Switzerland resulted in a sharp decline in first-half profits. However, despite continuing market weakness, a disciplined approach to pricing combined with strong cost and procurement management delivered a robust second-half trading performance with both EBITDA and operating profit margins in line with the period from July to December 2011. As a result, the full-year EBITDA decline was limited to 14% (down 26% in the first half) while full-year operating profit fell 19% compared with a first-half decline of 35%.

In 2012 Europe Distribution continued to expand its Sanitary, Heating and Plumbing business and added two Belgian specialist merchants with a total of 16 branches, strengthening our market presence in what is a key market for the segment. In the Netherlands, we acquired a specialist merchant of finishing products, adding 6 branches to the Dutch Professional Builders Merchants business.

Professional Builders Merchants (50% of EBITDA)

With 426 locations in six countries, Professional Builders Merchants has strong market positions in all of its regions. Overall operating profit for this business was significantly lower than in 2011. Markets in the Benelux were weak in 2012 and this resulted in lower sales and operating profit. Sales levels in France were slightly lower compared with 2011 but operating profit was maintained due to a strong focus on costs, purchasing and pricing. Our operations in Switzerland saw a decline in sales impacted by severe winter weather and the strength of the Swiss Franc which affected competitiveness; however, strict cost control measures alleviated the impact on operating profit. Austria again showed a strong performance and for the fourth year in a row reported an increase in operating profit. In Germany, like-for-like sales decreased during 2012 due to poor early weather and a weak garden season; as a result, profits fell short of 2011 levels.

DIY (30% of EBITDA)

Our DIY platform in Europe operates a network of 238 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal. Overall operating profit for DIY was behind 2011. In the Netherlands, continued weakness in consumer confidence put pressure on sales levels; however, the adverse impact on operating profit was lessened due to specific purchasing initiatives and good cost control. In Belgium our network of 19 stores reported an increase in operating profit as a result of continued progress realised on operational effectiveness. With consumer confidence also under pressure in Germany during the latter part of the year, operating profit for our 48-store DIY network in Germany declined. Despite a very difficult economic environment in Portugal, operating profit was in line with 2011.

Sanitary, Heating and Plumbing ("SHAP") (20% of EBITDA)

Our SHAP business services the specialist needs of plumbers, heating specialists and installers, and of gas and water technicians. With a total of 119 branches in three countries and annualised turnover of almost €600 million, this business is developing in line with our strategy to build a European platform in this growing RMI-focussed channel. With the benefit of acquisitions during the year, operating profit was well ahead of 2011. Our businesses in Germany and Switzerland performed well in 2012 delivering improvements in sales and operating profit compared with 2011. The business in Belgium performed strongly and once more exceeded expectations.

AMERICAS MATERIALS
	%			Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+13%	4,971	4,395	+576	+40	+168	-	-	+368
EBITDA	+7%	566	530	+36	-25	+20	-	-5	+46
Operating profit	+7%	282	264	+18	-12	+12	-	-5	+23
EBITDA/sales		11.4%	12.1%
Op.profit/sales		5.7%	6.0%
EBITDA and operating profit exclude profit on disposals					Restructuring costs were €14 million (2011: €9 million)
					No impairment charges were incurred (2011: nil)

Benign weather conditions early in the year contributed to increased first-half volumes. However, second-half trading proved more challenging with a slower pace of highway contract awards and severe disruption to activity in the northeastern United States in late October/early November due to  Hurricane Sandy. Despite this challenging backdrop, which saw a slight reduction in underlying volumes and higher input costs, the combination of focussed commercial and cost actions with solid acquisition contributions resulted in US Dollar operating profit being broadly in line with 2011.

Americas Materials completed 16 acquisitions in 2012 at a total cost of €230 million (spend €108 million net of deferred payments), adding 560 million tonnes of reserves, seven operating quarries, 17 asphalt plants and 11 readymixed concrete plants with annual production of 4.6 million tonnes of aggregates, 1.8 million tonnes of asphalt and 0.4 million cubic metres of readymixed concrete.

Energy and Related Costs: The proportion that these costs represented of sales was maintained at 2011 levels due to efficiency improvements combined with increased use of recycled materials. The price of bitumen, a key component of asphalt mix, rose by 7% in 2012 following a 14% increase in 2011. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 3% and 2% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, decreased by 9%, as many of our facilities converted to lower cost natural gas. Recycled asphalt and shingles accounted for 20% of total asphalt requirements, an increase from 18% in 2011. Wider use of warm mix asphalt continues to deliver cost benefits while also providing customers with a more workable and eco-friendly product.

Aggregates: Total volumes including acquisitions were flat, with like-for-like volumes down 2%. Compared with 2011, average prices increased by 2% on both an overall and like-for-like basis; however, margins declined slightly due to higher input costs.

Asphalt: While total volumes increased by 2%, like-for-like volumes fell by 2%. Despite the 7% increase in bitumen costs, we were able to limit unit cost increases to 4% due to lower energy input costs and greater use of recycled materials. With an average like-for-like asphalt price increase of 5%, our overall asphalt margin improved in 2012.

Readymixed Concrete: Total volumes including acquisitions increased by 2%, with like-for-like volumes flat compared with 2011. In a very competitive environment, average like-for-like prices increased by 1%, but with a 3% increase in unit cost, margins declined. Operating profit was similar to 2011 driven by acquisitions and lower fixed overheads.

Paving and Construction Services: Overall sales revenue increased by 5% and by 1% on a like-for-like basis. Pricing remained under pressure in a competitive bidding environment; however, efficiency improvements enabled us to maintain overall margins in this segment at 2011 levels.

Regional Performance

East (65% of EBITDA)

The East region, comprising operations in 22 states, the most important being Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia, is organised into four divisions. Our Central division delivered improved profits with price increases and moderate volume growth offsetting higher costs. Our Mid-Atlantic division was bolstered by new acquisitions in 2012 as we focussed on expanding operations in this key market. An improving residential market positively impacted our Southeast division and led to better volumes, prices and profit growth. The Northeast division experienced a decline in operating profit due mainly to the disruption caused by Hurricane Sandy. Overall US Dollar operating profit in our East region was slightly lower than in 2011.

West (35% of EBITDA)
The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Both the core Central West and the Mountain West divisions delivered higher operating profit driven by strong asphalt pricing. The Northwest division experienced difficult market conditions in 2012 and the absence of large infrastructure projects combined with a tepid residential market led to lower profits. Overall operating profit for our West region was maintained in 2012.
AMERICAS PRODUCTS
	%			Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	+18%	2,806	2,378	+428	+174	+67	-	-	+187
EBITDA	+24%	204	164	+40	+21	+5	-	+2	+12
Operating profit	+105%	86	42	+44	+39	+1	-	+2	+2
EBITDA/sales		7.3%	6.9%
Op.profit/sales		3.1%	1.8%
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €2 million (2011: €4 million)
					Impairment charges of €4 million were incurred (2011: €4 million)

2012 saw good progress for our Americas Products segment helped by a strong recovery in residential construction in the United States and an ongoing pick-up in overall economic activity. Like-for-like sales were 7% ahead of last year. The combination of input cost pressures and very competitive pricing, required a continued tight focus on operational excellence initiatives. Nevertheless, with the benefit of organic growth, market share gains and cost reduction initiatives, the segment achieved a significant increase in US Dollar operating profit and growth in both EBITDA and operating profit margins.

Americas Products completed 9 acquisitions in 2012 for a total spend of €112 million. Of particular note was the acquisition by our Architectural Products Group (APG) of paver plant facilities in Ontario, Canada (3) and in Florida (4), increasing our market share in Ontario and extending the reach of our Florida operations to the southwest of the state with resultant transportation benefits. The acquisition of 5 packaged cement mix plants in Texas further strengthened APG's national presence in packaged concrete products. The Precast group acquired 5 plants in California, further consolidating its leadership position in this large market and facilitating our objective of expanding into new precast product segments in this state, including bridge girders, manholes and box culverts.

Architectural Products (50% of EBITDA)
APG supplies a broad range of concrete masonry and hardscape products, packaged products, clay brick, fencing and lightweight aggregates to the construction industry, with the DIY and professional repair, maintenance and improvement segments being significant end-users. The business benefited from good weather early in 2012 and from an improving residential construction market, although APG's non-residential construction market segments remained weak. Activity was more robust in the west and the south but remained challenged in the northeast and midwest. The improving housing market, product innovation and effective marketing drove gains across our business, while further cost reduction measures were implemented to offset the impact of higher input costs. Overall, APG recorded an increase in operating profit for the year on a 3% increase in like-for-like sales.

Precast (25% of EBITDA)
The Precast business saw an improved market environment in 2012 and registered solid gains as targeted growth initiatives began to deliver. Improvements were seen in all regions with particular progress in many hard-hit Sunbelt markets. Commercial and infrastructure markets remained subdued but energy and environment-related markets were positive. In our traditional precast products, volumes increased 19% over 2011. Our enclosures business showed further improvement in profitability and the construction accessories business posted better results. Overall the Precast group's like-for-like sales increased by 12% and operating profit advanced significantly.

BuildingEnvelope™ (20% of EBITDA)
Commercial building activity showed only a modest improvement in 2012, resulting in another year of challenging market conditions for this business. Despite these conditions, our initiatives to gain market share and differentiate the business through innovative technology drove top-line growth. The pricing environment remained difficult, especially for larger project work. However, organic sales rose 8% with improvements well balanced across regions. Our Engineered Glazing Systems business, which had held up well as large projects were completed during 2011, was impacted by somewhat lower activity levels in 2012. Our traditional Architectural Glass and Storefronts business benefited from a focus on increased commercial RMI spend. Our focus on tight cost controls, quality and improved processes resulted in higher overall operating profit for the business.

South America (5% of EBITDA)
Results for our operations in Argentina were slightly lower than in 2011, with improved results in our clay block operation offset by continuing price competition and cost inflation pressures in our tile business. Our Chilean businesses had another year in which operating profit improved. Overall, sales for our South American operations were higher and operating profit was slightly better than in 2011.

AMERICAS DISTRIBUTION
	%			Total	Analysis of change
€ million	Change	2012	2011	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+18%	1,576	1,335	+241	+29	+100	-	-	+112
EBITDA	+28%	83	65	+18	+9	+4	-	-	+5
Operating profit	+31%	59	45	+14	+9	+1	-	-	+4
EBITDA/sales		5.3%	4.9%
Op.profit/sales		3.7%	3.4%
EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €1 million (2011: €1 million)
					No impairment charges were incurred (2011: nil)

Americas Distribution, trading as Allied Building Products ('Allied'), saw contrasting patterns across its main trading activities in 2012. Our Exterior Products business had a strong first half due to an unusually warm winter and momentum from the prior year, but experienced a more challenging second half as re-roofing demand weakened and competition for work intensified. In contrast, the Interior Products business showed continuing improvements in both volumes and pricing throughout the year. With total like-for-like sales up by 2% and incremental contributions from acquisitions completed in 2011, overall US Dollar sales and operating profit were ahead of last year.

The ongoing evolution of Allied's organisational structure provided further consolidation and efficiency opportunities. Management maintained its focus on logistics, pricing initiatives and administrative rationalisation to enable greater control and scalability. As we continued to simplify our branch operating structure, smaller regions were merged in order to improve acquisition integration and enhance operating synergies. The result of the ongoing efforts in these areas is evident in the improvement in both EBITDA and operating profit margins.

Development activity in 2012 was quiet following a busy year in 2011. Two greenfield locations were added to strengthen existing market positions and provide scope for further growth. The acquisition impact shown above primarily reflects the 15-branch Minnesota-headquartered Exterior Products distributor that was acquired in December 2011.

TriBuilt, Allied's proprietary private label brand (5% of sales), continued to show strong growth in 2012. In addition, new customer service initiatives were implemented to further differentiate Allied in the marketplace. Overall, progress was made in 2012 to increase brand recognition and build strong customer loyalty.

Exterior Products (75% of EBITDA)
Allied is the third largest roofing and siding distributor in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. All regions within the Exterior Products business were profitable in 2012 and the full-year impact of 2011 acquisitions added to the sales and operating profit of the northern plains/upper midwest markets. However, competitive pressures across the industry in the second half of 2012 impacted margins in both acquired and heritage businesses. In late-October 2012, our operations in the New York/New Jersey area were severely impacted by Hurricane Sandy but December saw some benefit as post-hurricane repair and refurbishment work commenced.

Interior Products (25% EBITDA)
Allied is also the third largest Interior Products distributor in the United States. This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity. It is heavily dependent on the new commercial construction market which has been at historically low levels in recent years. Activity in this business finished the year on a strong note. Wallboard volumes and prices increased in 2012 which resulted in higher sales across all regions and, combined with the benefits of cost reduction programmes undertaken in previous years, contributed to an improvement in operating profit.

CONSOLIDATED INCOME STATEMENT
For the financial year ended 31 December 2012
	2012	2011
	€ m	€ m
Revenue	18,659	18,081
Cost of sales	(13,562)	(13,179)
Gross profit	5,097	4,902
Operating costs	(4,252)	(4,031)
Group operating profit	845	871
Profit on disposals	230	55
Profit before finance costs	1,075	926
Finance costs	(277)	(262)
Finance income	19	33
Other financial expense	(31)	(28)
Share of associates' (loss)/profit	(112)	42
Profit before tax	674	711
Income tax expense	(120)	(114)
Group profit for the financial year	554	597

Profit attributable to:
Equity holders of the Company	552	590
Non-controlling interests	2	7
Group profit for the financial year	554	597
Earnings per Ordinary Share
Basic	76.5c	82.6c
Diluted	76.4c	82.6c

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the financial year ended 31 December 2012
	2012	2011
	€ m	€ m

Group profit for the financial year	554	597

Other comprehensive income
Currency translation effects	(51)	107
Actuarial loss on Group defined benefit pension obligations	(171)	(278)
Gains/(losses) relating to cash flow hedges	1	(7)
Tax on items recognised directly within other comprehensive income	28	58
Net expense recognised directly within other comprehensive income	(193)	(120)
Total comprehensive income for the financial year	361	477

Attributable to:
Equity holders of the Company	360	470
Non-controlling interests	1	7
Total comprehensive income for the financial year	361	477

CONSOLIDATED BALANCE SHEET

As at 31 December 2012
	2012	2011
	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	8,448	8,936
Intangible assets	4,446	4,488
Investments accounted for using the equity method	710	948
Other financial assets	161	177
Other receivables	86	62
Derivative financial instruments	120	181
Deferred income tax assets	197	290
Total non-current assets	14,168	15,082
Current assets
Inventories	2,397	2,286
Trade and other receivables	2,592	2,663
Asset held for sale	143	-
Current income tax recoverable	17	8
Derivative financial instruments	52	24
Liquid investments	31	29
Cash and cash equivalents	1,768	1,295
Total current assets	7,000	6,305

Total assets	21,168	21,387
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	249	247
Preference share capital	1	1
Share premium account	4,133	4,047
Treasury Shares and own shares	(146)	(183)
Other reserves	182	168
Foreign currency translation reserve	(169)	(119)
Retained income	6,287	6,348
	10,537	10,509
Non-controlling interests	36	74
Total equity	10,573	10,583

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,239	4,463
Derivative financial instruments	14	20
Deferred income tax liabilities	1,301	1,492
Other payables	296	204
Retirement benefit obligations	674	664
Provisions for liabilities	257	252
Total non-current liabilities	6,781	7,095

Current liabilities
Trade and other payables	2,841	2,858
Current income tax liabilities	181	201
Interest-bearing loans and borrowings	676	519
Derivative financial instruments	6	10
Provisions for liabilities	110	121
Total current liabilities	3,814	3,709
Total liabilities	10,595	10,804

Total equity and liabilities	21,168	21,387

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December 2012
	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January 2012	248	4,047	(183)	168	(119)	6,348	74	10,583
Group profit for 2012	-	-	-	-	-	552	2	554
Other comprehensive income	-	-	-	-	(50)	(142)	(1)	(193)
Total comprehensive income	-	-	-	-	(50)	410	1	361
Issue of share capital	2	86	-	-	-	-	-	88
Share-based payment
- Performance Share Plan	-	-	-	14	-	-	-	14
Treasury/own shares reissued	-	-	37	-	-	(37)	-	-
Share option exercises	-	-	-	-	-	16	-	16
Dividends	-	-	-	-	-	(450)	(5)	(455)
Non-controlling interest in joint ventures disposed	-	-	-	-	-	-	(32)	(32)
Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
At 31 December 2012	250	4,133	(146)	182	(169)	6,287	36	10,573
For the financial year ended 31 December 2011
At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
Group profit for 2011	-	-	-	-	-	590	7	597
Other comprehensive income	-	-	-	-	107	(227)	-	(120)
Total comprehensive income	-	-	-	-	107	363	7	477
Issue of share capital	3	132	-	-	-	-	-	135
Share-based payment
- share option schemes	-	-	-	9	-	-	-	9
- Performance Share Plan	-	-	-	12	-	-	-	12
Treasury/own shares reissued	-	-	16	-	-	(16)	-	-
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(445)	(9)	(454)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	(2)	(2)
Acquisition of non-controlling interests	-	-	-	-	-	(6)	(5)	(11)
At 31 December 2011	248	4,047	(183)	168	(119)	6,348	74	10,583

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2012
	2012	2011
	€ m	€ m
Cash flows from operating activities
Profit before tax	674	711
Finance costs (net)	289	257
Share of associates' result	112	(42)
Profit on disposals	(230)	(55)
Group operating profit	845	871
Depreciation charge	748	742
Amortisation of intangible assets	47	43
Share-based payment expense	14	21
Other (primarily pension payments)	(152)	(109)
Net movement on working capital and provisions	(75)	(211)
Cash generated from operations	1,427	1,357
Interest paid (including finance leases)	(264)	(239)
(Increase)/decrease in liquid investments	(4)	4
Corporation tax paid	(134)	(96)
Net cash inflow from operating activities	1,025	1,026

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	751	442
Interest received	19	32
Dividends received from associates	18	20
Purchase of property, plant and equipment	(575)	(576)
Acquisition of subsidiaries and joint ventures (net of cash acquired)	(420)	(507)
Other investments and advances	(32)	(24)
Deferred and contingent acquisition consideration paid	(30)	(21)
Net cash outflow from investing activities	(269)	(634)

Cash flows from financing activities
Proceeds from exercise of share options	16	6
Acquisition of non-controlling interests	(2)	(11)
Increase in interest-bearing loans, borrowings and finance leases	502	101
Net cash flow arising from derivative financial instruments	13	(63)
Repayment of interest-bearing loans, borrowings and finance leases	(419)	(552)
Dividends paid to equity holders of the Company	(362)	(310)
Dividends paid to non-controlling interests	(5)	(9)
Net cash outflow from financing activities	(257)	(838)
Increase/(decrease) in cash and cash equivalents	499	(446)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	1,295	1,730
Translation adjustment	(26)	11
Increase/(decrease) in cash and cash equivalents	499	(446)
Cash and cash equivalents at 31 December	1,768	1,295

Reconciliation of opening to closing net debt
Net debt at 1 January	(3,483)	(3,473)
Increase/(decrease) in liquid investments	4	(4)
Debt in acquired companies	(42)	(47)
Debt in disposed companies	108	50
Increase in interest-bearing loans, borrowings and finance leases	(502)	(101)
Net cash flow arising from derivative financial instruments	(13)	63
Repayment of interest-bearing loans, borrowings and finance leases	419	552
Increase/(decrease) in cash and cash equivalents	499	(446)
Mark-to-market adjustment	9	(18)
Translation adjustment	37	(59)
Net debt at 31 December	(2,964)	(3,483)

SUPPLEMENTARY INFORMATION
Selected Explanatory Notes to the Consolidated Financial Statements

1 Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB).

Adoption of new IFRS

A number of new IFRS and interpretations of the International Financial Reporting Interpretations Committee became effective for, and have been applied in preparing, the Group's 2012 financial statements. The application of these standards and interpretations did not result in material changes in the Group's Consolidated Financial Statements. Other than these changes, the financial statements have been prepared on a basis consistent with the prior year published financial statements.

2   Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:

	Average		Year ended 31 December
euro 1 =	2012	2011	2012	2011
US Dollar	1.2848	1.3922	1.3194	1.2939
Pound Sterling	0.8109	0.8679	0.8161	0.8353
Polish Zloty	4.1847	4.1212	4.0740	4.4580
Ukrainian Hryvnya	10.3933	11.1202	10.6259	10.3752
Swiss Franc	1.2053	1.2326	1.2072	1.2156
Canadian Dollar	1.2842	1.3763	1.3137	1.3215
Argentine Peso	5.8492	5.7508	6.4890	5.5746
Turkish Lira	2.3135	2.3388	2.3551	2.4432
Indian Rupee	68.5973	64.9067	72.5600	68.7130
Chinese Renminbi	8.1052	8.9968	8.2207	8.1588
3   Key Components of 2012 Performance
€ million	Revenue	EBITDA*	Operating Profit	Profit on disposals	Finance costs	Assoc. PAT	Pre-tax profit

2011 as reported	18,081	1,656	871	55	(257)	42	711
Exchange effects	748	68	32	2	(12)	3	25
2011 at 2012 rates	18,829	1,724	903	57	(269)	45	736
Incremental impact in 2012 of:
- 2011/2012 acquisitions	603	60	33	-	(3)	-	30
- 2011/2012 divestments	(389)	(46)	(23)	160	2	-	139
- Restructuring costs (i)	-	1	1	-	-	-	1
- Impairment charges (i)	-	-	(7)	-	-	(135)	(142)
- Ongoing operations	(384)	(99)	(62)	13	(19)	(22)	(90)
2012	18,659	1,640	845	230	(289)	(112)	674
% change v. 2011	+3%	-1%	-3%				-5%

(i)  Restructuring costs amounted to €60 million in 2012 (2011: €61 million). Total impairment charges in 2012 were €174 million (2011: €32 million). An impairment charge of €146 million has been recorded in respect of the Group's 26% associate investment in Uniland, bringing the carrying value at 31 December 2012 to €143 million (see note 11).

* EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

4 Segmental Analysis of Revenue, EBITDA*, Operating Profit and Total Assets

	2012		2011
	€ m	%	€ m	%
Revenue
Europe Materials	2,685	14.4	2,985	16.5
Europe Products	2,481	13.3	2,648	14.6
Europe Distribution	4,140	22.2	4,340	24.0
Americas Materials	4,971	26.6	4,395	24.3
Americas Products	2,806	15.0	2,378	13.2
Americas Distribution	1,576	8.5	1,335	7.4
	18,659	100.0	18,081	100.0
EBITDA*
Europe Materials	405	24.7	436	26.3
Europe Products	152	9.3	194	11.8
Europe Distribution	230	14.0	267	16.1
Americas Materials	566	34.5	530	32.0
Americas Products	204	12.4	164	9.9
Americas Distribution	83	5.1	65	3.9
	1,640	100.0	1,656	100.0

Depreciation and amortisation**
Europe Materials	159		172
Europe Products	134		128
Europe Distribution	76		77
Americas Materials	284		266
Americas Products	118		122
Americas Distribution	24		20
	795		785
Operating profit
Europe Materials	246	29.1	264	30.3
Europe Products	18	2.1	66	7.6
Europe Distribution	154	18.2	190	21.8
Americas Materials	282	33.4	264	30.3
Americas Products	86	10.2	42	4.8
Americas Distribution	59	7.0	45	5.2
	845	100.0	871	100.0

Profit on disposals
Europe Materials	148		14
Europe Products	54		20
Europe Distribution	3		7
Americas Materials	24		14
Americas Products	1		-
Americas Distribution	-		-
	230		55

* EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

** Includes impairment charges relating to intangible assets and PP&E.

4     Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets - continued
	2012		2011
	€ m	%	€ m	%
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 16)	845		871
Profit on disposals	230		55
Profit before finance costs	1,075		926
Finance costs (net)	(289)		(257)
Share of associates' (loss)/profit	(112)		42
Profit before tax	674		711

Total assets
Europe Materials	3,944	22.0	4,604	25.0
Europe Products	2,476	13.8	2,422	13.1
Europe Distribution	2,361	13.1	2,298	12.5
Americas Materials	5,971	33.2	5,916	32.1
Americas Products	2,403	13.4	2,368	12.8
Americas Distribution	814	4.5	827	4.5
	17,969	100.0	18,435	100.0
Reconciliation to total assets as reported in
the Consolidated Balance Sheet:
Investments	710		948
Other financial assets	161		177
Derivative financial instruments	172		205
Asset held for sale	143		-
Income tax assets	214		298
Liquid investments	31		29
Cash and cash equivalents	1,768		1,295
Total assets	21,168		21,387

Intersegment revenue is not material.

5   Joint Ventures

The Group's share of its joint ventures results for the years ended 31 December 2012 and 2011, which are proportionately consolidated, are as follows:

	2012	2011
	€ m	€ m
Revenue	575	707
Cost of sales	(401)	(482)
Gross profit	174	225
Operating costs	(134)	(165)
Operating profit	40	60
Profit on disposals	-	2
Profit before finance costs	40	62
Finance costs (net)	(2)	(6)
Profit before tax	38	56
Income tax expense	(10)	(11)
Group profit for the financial year	28	45

Depreciation	37	53

In May 2012, CRH disposed of its Portuguese joint venture Secil (see note 10).
6 Net Finance Costs

	2012	2011
	€ m	€ m
Finance costs	277	262
Finance income	(19)	(33)
Other financial expense	31	28
Total net finance costs	289	257

The overall total is analysed as follows:

Net costs on interest-bearing loans and borrowings and cash and equivalents		237
	267
Net credit re change in fair value of derivatives	(9)	(8)
Net debt-related interest costs	258	229
Net pension-related finance cost	7	7
Charge to unwind discount on provisions/deferred consideration	24	21
Total net finance costs	289	257

7 Net Debt

	2012	2011
Net debt	€ m	€ m
Non-current assets Derivative financial instruments	120	181
Current assets Derivative financial instruments	52	24
Liquid investments	31	29
Cash and cash equivalents	1,768	1,295
Non-current liabilities Interest-bearing loans and borrowings	(4,239)	(4,463)
Derivative financial instruments	(14)	(20)
Current liabilities Interest-bearing loans and borrowings	(676)	(519)
Derivative financial instruments	(6)	(10)
Total net debt	(2,964)	(3,483)
Group share of joint ventures' net debt included above	(55)	(148)

Gross debt, net of derivatives, matures as follows:
Within one year	630	505
Between one and two years	911	543
Between two and five years	1,641	2,609
After five years	1,581	1,150
	4,763	4,807

7 Net Debt - continued

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2012	2011
	€ m	€ m
Within one year	150	135
Between one and two years	-	237
Between two and five years	1,666	1,538
After five years	1	28
	1,817	1,938

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)   Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2012 the ratio was 6.5 times (2011: 7.4 times).

(2)   Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2011: €5.0 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2012 minimum net worth (as defined) was €11.9 billion (2011: €12.1 billion).

8 Summarised Cash Flow
	2012	2011
	€ m	€ m
Inflows
Profit before tax	674	711
Depreciation and amortisation including impairments	795	785
	1,469	1,496
Outflows
Working capital outflow	(31)	(161)
Tax payments	(134)	(96)
Pension payments	(152)	(102)
Dividends (before scrip dividend)	(450)	(445)
Capital expenditure	(575)	(576)
Other	(82)	(90)
	(1,424)	(1,470)

Operating cash inflow	45	26
Acquisitions and investments	(526)	(610)
Proceeds from disposals	859	492
Share issues (including scrip dividend)	104	141
Translation	37	(59)
Decrease/(increase) in net debt	519	(10)
9 Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:
	2012	2011
	€ m	€ m
Group profit for the financial year	554	597
Profit attributable to non-controlling interests	(2)	(7)
Numerator for basic and diluted earnings per Ordinary Share	552	590
Amortisation of intangible assets	47	43
Impairment of financial assets	146	11
Depreciation charge	748	742
Numerator for cash earnings per Ordinary Share (i)	1,493	1,386
	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	721.9	714.4
Effect of dilutive potential Ordinary Shares (share options)	0.3	0.3
Denominator for diluted earnings per Ordinary Share	722.2	714.7

Earnings per Ordinary Share	€ cent	€ cent
- basic	76.5	82.6
- diluted	76.4	82.6
Cash earnings per Ordinary Share (i)	206.8	194.0

(i)     Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management    believes it is a useful financial indicator of the Group's ability to generate cash from operations.

10 Business and non-current asset disposals

The following table provides an analysis of the proceeds and related profit on disposals for the years ended 31 December 2012 and 31 December 2011:
	Disposal of subsidiaries and joint ventures (i)		Disposal of associate investments		Disposal of other non-current assets		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Proceeds (ii)	616	212	-	128	135	102	751	442
Profit	187	27	-	-	43	28	230	55

(i)     This relates principally to the disposal in May 2012 of our 49% investment in our Portuguese joint venture Secil (which was part of the Europe Materials segment) to our former joint venture partner, Semapa, following the ruling of the Arbitral Tribunal in Paris. Proceeds from this disposal amounted to €564 million (with a further €73 million net debt disposed) resulting in a profit of €138 million. As disclosed in our 2011 Annual Report, Semapa initiated legal proceedings in November 2011 to appeal against the Tribunal ruling and this continues to be the case. No provision has been made in respect of these proceedings in the numbers shown above.

(ii)    Proceeds of €751 million from business and non-current asset disposals are reported in cash flows from investing activities in the Consolidated Statement of Cash Flows on page 14. In addition, the businesses divested in 2012 had interest-bearing loans and borrowings of €108 million which were assumed by the purchasers at the relevant dates of disposal; as the total impact of the 2012 divestments on reported net debt of the Group was therefore €859 million, this is the figure reported for proceeds from disposals in the summarised cash flow in note 8 on page 19.

11 Asset held for sale

The Group intends to dispose of its 26% associate investment in Uniland. Having satisfied the criteria under IFRS 5 at the balance sheet date, the carrying value of this associate (€143 million) has been recorded on the basis of fair value less cost to sell and has been reclassified as an asset held for sale.

12 Acquisitions

        The principal acquisitions completed during the year ended 31 December 2012 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Materials: Finland: Lemminkainen Rakennustuotteet (28 September); Isle of Man: assets of Cemex (20 December).

Europe Products: Germany: Alulux Erhardt (4 April); Malaysia: Moment Group (24 April, also Singapore, Philippines and India); United Kingdom: Anchor Bay Construction Products (4 January) and Helifix (3 December).

Europe Distribution: Belgium: Sani-Design (10 August) and Lambrechts (19 December); the Netherlands: Wijck's Afbouwmaterialen (11 June).

Americas Materials: Colorado: Mud Creek reserves (17 February), DeBeque reserves (5 March) and Otter Creek (23 March); Delaware: Heritage JV (50%, 30 January, also Maryland and Pennsylvania); Massachusetts: Morse (31 October); Nebraska: Omni Engineering (2 March) and KMG Partners (20 March); New Jersey: Trap Rock Industries (31 December); North Carolina: Rhodes Brothers Paving (13 January); Ohio: Sidwell Materials (31 December); Pennsylvania: Haines and Kibblehouse (27 December, also Maryland); Tennessee: Concrete Materials (28 December); Texas: Knife River (30 March); West Virginia: Alcon (23 February), Arrow Construction (15 June) and BTI (50%, 6 July).

Americas Products: Ontario: paver plant assets of Hanson Hardscapes (17 August, also Florida); California: precast assets of US Concrete (20 August); Florida: Corbitt Manufacturing (5 June, also Louisiana and Texas); Maryland: L&L Brick Supply (31 July); Michigan: Surface Coatings (14 December); Oregon: Bowco Industries (18 October) and selected production assets of Hanson Precast (13 December, also Washington); Rhode Island: Park Avenue Cement Block (24 February); Texas: packaged products assets of TXI (16 April).

The following table analyses the 34 acquisitions (2011: 43 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable Segments	Number of Acquisitions		Goodwill		Consideration
	2012	2011	2012	2011	2012	2011
			€ m	€ m	€ m	€ m
Europe Materials	2	5	26	99	58	213
Europe Products	4	4	68	4	151	9
Europe Distribution	3	5	8	8	40	26
Americas Materials	16	19	37	55	230	214
Americas Products	9	4	14	5	112	28
Americas Distribution	-	6	-	29	-	77
	34	43	153	200	591	567
Adjustments to provisional fair values					1	6
Total consideration					592	573

12 Acquisitions - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2012	2011
Assets	€ m	€ m
Non-current assets
Property, plant and equipment	254	339
Intangible assets	65	29
Deferred income tax assets	10	2
Total non-current assets	329	370
Current assets
Inventories	98	53
Trade and other receivables (i)	103	62
Cash and cash equivalents	19	24
Total current assets	220	139

Liabilities
Non-current liabilities
Deferred income tax liabilities	(19)	(29)
Provisions for liabilities (stated at net present cost)	(1)	(14)
Non-current interest-bearing loans and borrowings and finance leases	(5)	(33)
Total non-current liabilities	(25)	(76)

Current liabilities
Trade and other payables	(57)	(49)
Current income tax liabilities	(3)	-
Provisions for liabilities (stated at net present cost)	-	(1)
Current interest-bearing loans and borrowings and finance leases	(37)	(14)
Total current liabilities	(97)	(64)

Total identifiable net assets at fair value	427	369
Goodwill arising on acquisition (ii)	165	207
Excess of fair value of identifiable net assets over consideration paid	-	(5)
Non-controlling interests*	-	2
Total consideration	592	573

Consideration satisfied by:
Cash payments	439	531
Deferred consideration (stated at net present cost)	77	14
Contingent consideration (iii)	76	28
Total consideration	592	573

Net cash outflow arising on acquisition
Cash consideration	439	531
Less: cash and cash equivalents acquired	(19)	(24)
Total (iv)	420	507

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

12 Acquisitions - continued

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)  The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €106 million. The fair value of these receivables is €103 million (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of €3 million.

(ii) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €106 million of the goodwill recognised in respect of acquisitions completed in 2012 is expected to be deductible for tax purposes.

(iii)      The fair value of contingent consideration recognised at date of acquisition is €76 million. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €nil million to a maximum of €118 million. There have been no significant changes in the possible outcomes of contingent consideration recognised on acquisitions completed in 2011.

(iv)       The total cash outflow of €420 million arising on acquisitions is reported in the Consolidated Statement of Cash Flows on page 14. In addition, debt arising in acquired companies amounted to €42 million, and the Group made other investments and advances of €32 million during the year. These amounts, combined with deferred and contingent consideration of €30 million paid in 2012 in respect of acquisitions in prior years and a €2 million increase in non-controlling interests, result in total acquisition and investment spend for the year of €526 million; this is the figure reported in the summarised cash flow in note 8 on page 19.

Acquisition-related costs
Acquisition-related costs amounting to €4 million have been included in operating costs in the Consolidated Income Statement.

Contingent liabilities
No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

Book to fair value reconciliation
The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€ m	€ m	€ m	€ m	€ m
Non-current assets	178	155	-	(4)	329
Current assets	218	2	-	-	220
Non-current liabilities	(8)	(18)	-	1	(25)
Current liabilities	(87)	(1)	(1)	(8)	(97)
Identifiable net assets acquired	301	138	(1)	(11)	427
Goodwill arising on acquisition (see (ii) above)	290	(138)	1	12	165
Total consideration	591	-	-	1	592

12 Acquisitions - continued

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2012	2011
	€ m	€ m
Revenue	274	157
Cost of sales	(203)	(111)
Gross profit	71	46
Operating costs	(57)	(30)
Group operating profit	14	16
Loss on disposals	-	(1)
Profit before finance costs	14	15
Finance costs (net)	(2)	(4)
Profit before tax	12	11
Income tax expense	(4)	(3)
Group profit for the financial year	8	8

The revenue and profit of the Group determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2012
	2012 acquisitions	CRH Group excluding 2012 acquisitions	Pro-forma consolidated Group	Pro-forma 2011
	€ m	€ m	€ m	€ m
Revenue	676	18,385	19,061	18,389
Group profit for the financial year	26	546	572	600

None of the acquisitions completed during the financial period or subsequent to the balance sheet date was individually material to the Group, thereby requiring separate disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

13   Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 46% of full-year 2012 (2011: 45%), while EBITDA for the first six months of 2012 represented 35% of the full-year out-turn (2011: 35%).

14 Related Party Transactions

There have been no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2012 and 2011 financial years. Sales to and purchases from associates during the financial year ended 31 December 2012 amounted to €21 million (2011: €25 million) and €452 million (2011: €488 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

15 Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the year.

Financial Assumptions

The financial assumptions employed in the valuation of scheme liabilities for the current and prior year were as follows:

	Eurozone		Britain & NI		Switzerland		United States
	2012	2011	2012	2011	2012	2011	2012	2011
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	4.00	4.00	4.00	4.00	2.25	2.25	3.50	3.50
- pensions in payment	2.00	2.00	3.00-3.40	3.00-3.40	0.25	0.25	-	-
Inflation	2.00	2.00	3.00	3.00	1.25	1.25	2.00	2.00
Discount rate	3.80	5.00	4.50	4.70	1.85	2.35	3.75	4.60
Medical cost trend rate	n/a	5.25	n/a	n/a	n/a	n/a	6.25	7.00

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2012	2011	2012	2011	2012	2011
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	1,878	1,815	(2,542)	(2,289)	(664)	(474)
Translation adjustment	12	38	(14)	(45)	(2)	(7)
Arising on acquisition	-	3	-	(3)	-	-
Disposals	(30)	-	48	-	18	-
Employer contributions paid	166	119	-	-	166	119
Employee contributions paid	14	15	(14)	(15)	-	-
Benefit payments	(106)	(101)	106	101	-	-
Past service cost	-	-	2	1	2	1
Actual return on scheme assets	212	(8)	-	-	212	(8)
Current service cost	-	-	(46)	(47)	(46)	(47)
Interest cost on scheme liabilities	-	-	(103)	(103)	(103)	(103)
Actuarial gain/(loss) arising on:
- experience variations	-	-	16	31	16	31
- changes in assumptions	-	-	(303)	(205)	(303)	(205)
Settlement/curtailment	(4)	(3)	34	32	30	29
At 31 December	2,142	1,878	(2,816)	(2,542)	(674)	(664)
Related deferred tax asset					139	140
Net pension liability					(535)	(524)

16 Other
	2012	2011
EBITDA* interest cover (times)	6.4	7.2
EBIT** interest cover (times)	3.3	3.8
Average shares in issue (million)	721.9	714.4
Net dividend paid per share (euro cent)	62.5c	62.5c
Net dividend declared for the year (euro cent)	62.5c	62.5c
Dividend cover (Earnings per share/Dividend declared per share)	1.2x	1.3x
	€ m	€ m
Depreciation charge (including impairments) - subsidiaries	711	689
Depreciation charge (including impairments) - share of joint ventures	37	53
Amortisation of intangibles (including impairments) - subsidiaries	47	43
Commitments to purchase property, plant and equipment:
- Contracted for but not provided in the financial statements	183	198
- Authorised by the Directors but not contracted for	83	183
Market capitalisation at year-end (euro m)	11,115	11,043
Total equity at year-end (euro m)	10,573	10,583
Net debt (euro m)	2,964	3,483
Net debt as a percentage of market capitalisation	27%	32%
Net debt as a percentage of total equity	28%	33%

*    EBITDA is defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax. Cover is based on net debt-related interest (see note 6).

** EBIT is defined as earnings before interest, tax, profit on disposals and the Group's share of associates' profit after tax. Cover is based on net debt-related interest (see note 6).

17 Statutory Accounts and Audit Opinion

The financial information presented in this report does not represent "full group accounts" under Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992.Full statutory accounts for the year ended 31 December 2012, prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31 December 2011, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

18 Annual Report and Annual General Meeting (AGM)

The 2012 Annual Report is expected to be published on the CRH website, www.crh.com, on 25 March 2013 and posted to those shareholders who have requested a paper copy on 28 March 2013, together with details of the Scrip Dividend Offer in respect of the final 2012 dividend.  A paper copy of the Annual Report may be obtained at the Company's registered office from 28 March 2013. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 8 May 2013.

19 Board Approval

This announcement was approved by the Board of Directors of CRH plc on 25 February 2013.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. The list provided in the 2011 Annual Report has been updated to group the key strategic risks facing the Group separately from the key financial and reporting risks.

Principal strategic risks and uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group's financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. The adequacy and timeliness of management's response to unfavourable events are of critical importance.

Political and economic uncertainty: As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. Changes in these conditions, including the possibility of disintegration of the Eurozone and/or a failure to resolve current fiscal and budgetary issues in the United States, or in the governmental and regulatory requirements in any of the countries in which CRH operates (with particular reference to developing markets), may, for example, adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: CRH faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which CRH does not produce or distribute. Against this backdrop, if CRH fails to generate competitive advantage through differentiation across the supply chain (for example through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

Joint ventures and associates: CRH does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest; the greater complexity inherent in these arrangements accompanied by the need for proactive relationship management may restrict the Group's ability to generate adequate returns and to develop and grow its business.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised Group may be inadequate thus giving rise to management attrition and difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Corporate communications: As a publicly-listed company, CRH undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

Corporate Social Responsibility: CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.

Laws and regulations: CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance and may damage the Group's reputation.

Principal financial and reporting risks and uncertainties

Financial instruments: CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of heightened uncertainties, in particular in the Eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group's existing debt capacity or otherwise obtain financing for the Group's operations.

Defined benefit pension schemes: CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate deficits applicable to past service.

Insurance counterparties: In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Foreign currency translation: CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's functional and reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.

Goodwill impairment: Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board ("PCAOB"): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

As demonstrated by CRH's proven record of superior performance, the Group's management team has substantial and long experience in dealing with the impact of these risks.

*******

This Results Announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Maeve Carton	Finance Director

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 February 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director